Room 4561

May 23, 2008

Mr. Tony Tracy
President
Perf-Go Green Holdings, Inc.
645 Fifth Avenue
New York, New York 10022

      Re: **Perf-Go Green Holdings, Inc.**
              Forms 8-K Filed May 16, 2008
              File No. 333-141054

Dear Mr. Tracy,

     We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Mark Kronforst
                  Accounting Branch Chief